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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                                   ----------

                              Benetton Group S.p.A.
                                (Name of Issuer)

                   Ordinary Shares of euro 1.30 par value each
                         (Title of Class of Securities)

                                    08179540
                                 (CUSIP Number)

                                   June 8, 1989
               (Date of Event Which Requires Filing this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------               ----------------------------------
 CUSIP No.  [______]                   13G     Page _____ of _____ Pages
-------------------------------               ----------------------------------

-------------   ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                EDIZIONE HOLDING S.p.A.
                Not Applicable
-------------   ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  [ ]
                                                                      (b)  [ ]
-------------   ----------------------------------------------------------------
3               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [ ]
-------------   ----------------------------------------------------------------
4               CITIZENSHIP OR PLACE OF ORGANIZATION: Italy
--------------------------------------------------------------------------------
                5           SOLE VOTING POWER: 121,905,639

  NUMBER OF     ----------  ----------------------------------------------------
   SHARES       6           SHARED VOTING POWER: 0
BENEFICIALLY
  OWNED BY      ----------  ----------------------------------------------------
    EACH        7           SOLE DISPOSITIVE POWER: 121,905,639
  REPORTING
PERSON WITH     ----------  ----------------------------------------------------
                8           SHARED DISPOSITIVE POWER: 0

-------------   ----------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON: 121,905,639
-------------   ----------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES:                                            [ ]
-------------   ----------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 67.1%
-------------   ----------------------------------------------------------------
12              TYPE OF REPORTING PERSON: CO





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-------------------------------               ----------------------------------
 CUSIP No.  [______]                   13G     Page _____ of _____ Pages
-------------------------------               ----------------------------------

-------------   ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                Not Applicable
-------------   ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  [ ]
                                                                      (b)  [ ]
-------------   ----------------------------------------------------------------
3               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [ ]
-------------   ----------------------------------------------------------------
4               CITIZENSHIP OR PLACE OF ORGANIZATION:  Italy
--------------------------------------------------------------------------------
                5           SOLE VOTING POWER: 121,905,639

  NUMBER OF     ----------  ----------------------------------------------------
   SHARES       6           SHARED VOTING POWER: 0
BENEFICIALLY
  OWNED BY      ----------  ----------------------------------------------------
    EACH        7           SOLE DISPOSITIVE POWER: 121,905,639
  REPORTING
PERSON WITH     ----------  ----------------------------------------------------
                8           SHARED DISPOSITIVE POWER: 0

-------------   ----------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON: 121,905,639
-------------   ----------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES:                                            [ ]
-------------   ----------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 67.1%
-------------   ----------------------------------------------------------------
12              TYPE OF REPORTING PERSON: PN

                                        3





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Item 1(a)   Name of Issuer:

            Benetton Group S.p.A. ("Benetton")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            Benetton Group S.p.A.
            Via Villa Minelli 1
            31050 Ponzano Veneto
            Italy

Item 2(a)   Name of Persons Filing:

            Edizione Holding S.p.A.
            Ragione S.a.p.a. di Gilberto Benetton e C.

Item 2(b)   Address of Principal Business Office:

            Edizione Holding S.p.A.
            Calmaggiore 23
            31100 Treviso
            Italy

            Ragione S.a.p.a. di Gilberto Benetton e C.
            Calmaggiore 23
            31100 Treviso
            Italy

Item 2(c)   Citizenship:

            Edizione Holding S.p.A. is a company incorporated under the laws of the Republic of Italy.

            Ragione S.a.p.a. di Gilberto Benetton e C. is a partnership organized under the laws of the Republic of Italy.

Item 2(d)   Title of Class of Securities:

            Ordinary Shares.

Item 2(e)   CUSIP Number:

            08179540

Item 3      Type of Person.

            Not Applicable.

Item 4      Ownership.

                                        4





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            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a)   Amount beneficially owned:

                  As of the date of hereof, 121,905,639 ordinary shares are held by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione").

                  Approximately, 99.24% of Edizione's share capital is
            beneficially owned by Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione"), and consequently, Ragione has voting control and investment discretion over securities owned by Edizione.

                  Edizione and Ragione have beneficially held the 121,905,639 ordinary shares from the date of the initial public offering of Benetton on the New York Stock Exchange on June 8, 1989.

            (b)   Percent of class:

                  Edizione - 67.1%
                  Ragione - 67.1%

            (c)   Number of shares as to which such persons have:

                  (i)   Sole power to vote or to direct the vote:

                        Edizione - 121,905,639
                        Ragione - 121,905,639

                  (ii)  Shared power to vote or to direct the vote:

                        Edizione - 0
                        Ragione - 0

                  (iii) Sole power to dispose or to direct the disposition of

                        Edizione - 121,905,639
                        Ragione - 121,905,639

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Edizione - 0
                        Ragione - 0

Item 5      Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

                                        5





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            Approximately, 99.24% of Edizione's share capital is beneficially owned by Ragione, and consequently, Ragione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Edizione. For more information with respect to Ragione's beneficial ownership in Benetton, please see Item 4 above.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8      Identification and Classification of Members of the Group.

            Not Applicable.

Item 9      Notice of Dissolution of Group.

            Not Applicable.

Item 10     Certifications.

            Not Applicable.

                                        6





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                                    SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Date: February 14, 2006

                                        EDIZIONE HOLDING S.p.A.

                                        By:  /s/ Gianni Mion
                                            -----------------------------------
                                            Name: Gianni Mion
                                            Title: Chief Executive Officer





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                                    SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Date: February 14, 2006

                                      RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.

                                        By:  /s/ Gilberto Benetton
                                            -----------------------------------
                                            Name: Gilberto Benetton
                                            Title: Chairman